UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 18, 2020

SOUTHWEST GEORGIA FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Georgia	001-12053	58-1392259
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 First Street, S.E.

Moultrie, Georgia 31768

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (229) 985-1120

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $1.00 par value per share	SGB	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

The following disclosures supplement the disclosures contained in the definitive proxy statement/prospectus, dated February 18, 2020 (the “Proxy Statement”), which was filed by Southwest Georgia Financial Corporation (“SGB”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2020 and mailed on or about February 21, 2020 to SGB’s shareholders of record as of the close of business on February 12, 2020 in connection with the previously announced proposed acquisition of SGB by First Bancshares, Inc. (“First Bancshares”). Subject to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2019, by and between SGB and First Bancshares, SGB will merge with and into First Bancshares (the “Merger”), with First Bancshares continuing as the surviving entity.

On February 28, 2020, SGB received a letter on behalf of an alleged shareholder alleging that SGB and its directors violated their fiduciary duties including by issuing allegedly misleading disclosures in connection with the Merger (the “Demand”).

While SGB believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to resolve the alleged shareholder’s claims and moot the disclosure claims, to avoid nuisance, potential expense, and delay and to provide additional information to SGB’s shareholders, SGB has determined to voluntarily supplement the Proxy Statement with the below disclosures. In light of the supplemental disclosures, the Demand is being withdrawn. Nothing in the below supplemental disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement. To the contrary, SGB denies all allegations that any additional disclosure was, or is, required.

SUPPLEMENT TO PROXY STATEMENT

The following information supplements the Proxy Statement and should be read in connection with the Proxy Statement, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below.

Background of the Merger

The disclosure under the heading “THE MERGER—Background of the Merger” is hereby supplemented by deleting the fourth sentence of the third paragraph on page 36 of the Proxy Statement and replacing it with the following:

After discussing the revised proposal from First Bancshares and the final proposal from Company B, the joint board of directors of SGB and Southwest Georgia Bank rejected as inferior Company B’s final proposal and decided to negotiate exclusively with First Bancshares and complete its reverse due diligence with respect to First Bancshares.

The disclosure under the heading “THE MERGER—Background of the Merger” is hereby supplemented by deleting the fourth paragraph on page 36 of the Proxy Statement and replacing it with the following:

Through the remainder of November 2019 and during the first two weeks of December 2019, SGB continued to make additional due diligence materials available to First Bancshares and its representatives, and SGB’s management and its representatives participated in discussions about due diligence as well as the future employment of certain SGB officers with First Bancshares and its representatives.

The disclosure under the heading “THE MERGER—Background of the Merger” is hereby supplemented by adding the following sentences after the last sentence of the second paragraph following the word release on page 37 of the Proxy Statement:

Both nondisclosure agreements of The First and Company B contained standstill provisions but neither contained “don’t ask, don’t waive” provisions.

Opinion of SGB’s Financial Advisor

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—First Bancshares Comparable Companies Analysis” is hereby supplemented by deleting the table listing 10 financial institutions at the bottom of page 43 of the Proxy Statement and replacing it with the following:

Financial and performance data as of or for the last twelve months ended September 30, 2019; Market data as of December 17, 2019

NASDAQ and Over-the-Counter Southeast Financial Institutions with Total Assets $2 Billion - $5 Billion

			Financial and Performance Figures							Trading Data
												Price/
Company Name	Ticker	State	Total Assets ($000)	NPAs/ Assets (%)	TCE Ratio (%)	LTM Core ROAA(1) (%)	LTM Core ROAE(1) (%)	LTM NIM (%)	Eff. Ratio (%)	Market Cap. ($mm)	ADV (shares)	LTM EPS (x)	'19 EPS (x)	'20 EPS (x)	MRQ TBV (%)	'20 TBV (%)	Assets (%)	Current Div. Yield (%)
City Holding Company	CHCO	WV	4,957,717	1.02	10.93	1.86	14.78	3.61	49.6	1,344.8	53,554	17.5	15.4	15.9	254.3	225.3	27.1	2.76
Carter Bank & Trust	CARE	VA	4,020,076	4.58	10.48	0.73	6.58	3.04	65.2	598.6	122,877	22.5	21.4	17.3	144.1	131.1	14.9	-
Franklin Financial Network, Inc.	FSB	TN	3,818,324	0.09	10.25	0.75	8.11	2.83	58.5	517.9	61,906	23.0	16.8	12.5	132.3	120.2	13.5	0.68
HomeTrust Bancshares, Inc.	HTBI	NC	3,655,309	1.04	10.62	0.85	7.16	3.40	66.3	473.6	41,308	17.5	18.9	16.3	124.3	120.5	13.1	1.04
Capital City Bank Group, Inc.	CCBG	FL	2,934,513	0.81	8.31	1.02	9.68	3.83	71.8	513.5	41,844	16.8	17.4	17.0	216.9	198.2	17.5	1.70
Southern National Bancorp of Virginia, Inc.	SONA	VA	2,698,915	0.26	10.09	1.31	10.01	3.46	52.7	403.6	60,764	12.7	11.4	12.2	154.5	134.2	14.9	2.16
Atlantic Capital Bancshares, Inc.	ACBI	GA	2,410,198	0.77	12.80	1.15	9.32	3.63	55.1	414.1	79,121	8.9	16.3	15.4	137.4	128.6	17.4	-
SmartFinancial, Inc.	SMBK	TN	2,390,485	0.18	9.88	1.11	8.92	4.05	61.7	327.1	39,740	12.5	14.5	13.8	143.1	136.0	13.7	0.85
Summit Financial Group, Inc.	SMMF	WV	2,323,609	2.46	9.53	1.36	13.24	3.65	53.7	341.0	10,973	11.0	12.1	11.7	156.4	147.6	14.8	2.18
First Community Bankshares, Inc.	FCBC	VA	2,205,047	1.16	11.40	1.63	10.83	4.67	55.8	483.6	30,040	12.9	14.2	14.2	201.2	194.9	21.9	3.22

Source: S&P Global Market Intelligence

(1) LTM Core ROAA and ROAE defined by S&P Global Market Intelligence.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—First Bancshares Comparable Companies Analysis” is hereby supplemented by deleting the table listing 18 financial institutions at the bottom of page 44 of the Proxy Statement and replacing it with the following:

Financial and performance data as of or for the last twelve months ended September 30, 2019; Market data as of December 17, 2019

NASDAQ and Over-the-Counter U.S. Financial Institutions with Total Assets $2.5 Billion - $5 Billion, Core ROAA 1.25% - 1.75%, and TCER 8.0% - 12.0%

			Financial and Performance Figures									Price/
Company Name	Ticker	State	Total Assets ($000)	NPAs/ Assets (%)	TCE Ratio (%)	LTM Core ROAA(1) (%)	LTM Core ROAE(1) (%)	LTM NIM (%)	Eff. Ratio (%)	Market Cap. ($mm)	ADV (shares)	LTM EPS (x)	'19 EPS (x)	'20 EPS (x)	MRQ TBV (%)	'20 TBV (%)	Assets (%)	Current Div. Yield (%)
Great Southern BanCorp., Inc.	GSBC	MO	4,972,160	0.21	11.85	1.55	13.43	4.01	52.7	911.9	34,653	12.6	12.5	13.6	154.7	145.7	18.3	2.12
Lakeland Financial Corp.	LKFN	IN	4,948,155	0.50	11.72	1.74	15.75	3.43	44.7	1,258.8	62,328	14.8	15.1	15.8	217.3	NA	25.4	2.43
BanCorp., Inc.	TBBK	DE	4,943,536	0.19	9.74	1.29	13.36	3.34	65.0	755.6	203,632	13.2	12.4	11.0	156.9	134.7	15.3	-
Bryn Mawr Bank Corp.	BMTC	PA	4,828,641	0.40	8.60	1.39	11.13	3.66	60.1	824.3	71,223	13.8	13.5	13.1	207.4	182.0	17.1	2.54
Camden National Corp.	CAC	ME	4,520,315	0.30	8.44	1.31	12.72	3.17	55.6	692.8	40,132	12.7	12.7	13.5	186.0	168.8	15.4	2.63
Peoples BanCorp. Inc.	PEBO	OH	4,396,148	0.61	9.77	1.46	11.03	3.76	61.5	701.7	44,688	13.1	11.9	12.5	172.8	160.4	16.2	3.95
German American BanCorp., Inc.	GABC	IN	4,355,882	0.31	10.16	1.51	12.44	3.87	56.9	943.3	48,354	16.5	15.1	15.0	219.8	194.5	21.7	1.92
First Mid Bancshares, Inc.	FMBH	IL	3,837,729	0.75	10.50	1.40	10.90	3.72	56.0	596.3	29,857	12.9	12.2	13.0	153.2	139.1	15.5	2.24
Mercantile Bank Corp.	MBWM	MI	3,710,380	0.84	9.67	1.34	12.12	3.84	58.9	605.1	40,414	12.8	13.5	14.7	171.1	159.4	16.3	2.92
Independent Bank Corp.	IBCP	MI	3,550,837	1.58	8.71	1.27	12.66	3.86	66.1	512.4	86,674	12.6	10.8	11.6	167.2	152.0	14.4	3.16
First Defiance Financial Corp..	FDEF	OH	3,350,724	0.75	9.67	1.53	12.33	3.99	59.1	615.6	78,460	12.8	12.6	12.1	196.1	178.8	18.4	2.82
Heritage Commerce Corp.	HTBK	CA	3,182,471	0.44	9.74	1.61	13.38	4.36	49.9	768.4	265,951	11.8	12.4	12.5	187.8	187.0	17.7	3.70
Nicolet Bankshares, Inc.	NCBS	WI	3,105,671	0.35	10.28	1.74	13.26	4.17	55.1	784.8	26,272	13.6	15.3	15.6	227.9	196.1	22.5	-
RBB BanCorp.	RBB	CA	2,820,302	0.39	11.98	1.40	10.57	3.73	48.2	423.5	54,276	11.2	11.0	10.5	128.5	116.8	15.0	1.89
Southern National BanCorp. of Virginia, Inc.	SONA	VA	2,698,915	0.26	10.09	1.31	10.01	3.46	52.7	403.6	60,764	12.7	11.4	12.2	154.5	134.2	14.9	2.16
Sierra BanCorp.	BSRR	CA	2,635,960	0.63	10.39	1.35	12.07	4.22	58.3	447.6	30,936	13.1	12.9	13.7	165.5	151.0	17.0	2.60
Old Second BanCorp., Inc.	OSBC	IL	2,614,315	0.76	9.59	1.35	14.62	4.11	59.7	388.1	65,272	10.2	10.4	11.2	156.1	133.2	14.8	0.31
Bank of Marin BanCorp.	BMRC	CA	2,592,071	0.48	11.65	1.36	10.72	4.04	54.8	626.8	25,559	18.4	19.2	19.3	211.7	195.2	24.3	1.81

Source: S&P Global Market Intelligence

(1) LTM Core ROAA and ROAE defined by S&P Global Market Intelligence.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—First Bancshares Comparable Companies Analysis” is hereby supplemented by deleting the table listing 14 financial institutions at the bottom of page 45 of the Proxy Statement and replacing it with the following:

Financial and performance data as of or for the last twelve months ended September 30, 2019; Market data as of December 17, 2019

NASDAQ and Over-the-Counter U.S. Financial Institutions with Total Assets $250.0 Million - $750 Million, Core ROAA .75% - 1.10%, NPAs/Assets less than 1.00%, and had ADV greater than 500

	Financial and Performance Figures								Trading Data
												Price/
Company Name	Ticker	State	Total Assets ($000)	NPAs/ Assets (%)	TCE Ratio (%)	LTM Core ROAA(1) (%)	LTM Core ROAE(1) (%)	LTM NIM (%)	LTM Eff. Ratio (%)	Market Cap. ($mm)	ADV (shares)	LTM EPS (x)	TBV (%)	Assets (%)	Current Div. Yield (%)
Fauquier Bankshares, Inc.	FBSS	VA	726,339	0.80	9.08	0.96	10.87	3.78	73.6	77.1	2,210	11.3	116.8	10.6	2.46
Bank of the James Financial Group, Inc.	BOTJ	VA	708,114	0.63	8.62	0.78	9.23	3.82	74.9	66.2	3,547	11.9	108.7	9.4	1.58
American Riviera Bank	ARBV	CA	697,267	0.01	10.00	1.00	9.42	4.36	65.2	97.8	1,147	15.3	143.7	14.3	-
Summit State Bank	SSBI	CA	680,840	0.44	9.15	0.92	9.11	3.65	65.7	77.8	4,475	13.6	125.8	11.4	3.74
Juniata Valley Financial Corp.	JUVF	PA	667,107	0.49	9.79	0.95	8.78	3.57	77.2	100.4	1,163	18.0	155.8	15.0	4.48
ChoiceOne Financial Services, Inc.	COFS	MI	663,589	0.89	10.91	1.05	8.48	3.68	71.7	235.5	4,620	19.8	166.6	17.8	2.46
Virginia National Bankshares Corp.	VABK	VA	660,790	0.40	11.33	1.04	9.18	3.69	64.1	101.0	1,134	14.5	135.0	15.3	3.20
Jonestown Bank and Trust Co.	JNES	PA	629,663	0.98	9.03	0.83	9.19	3.78	70.6	58.4	1,710	11.5	102.7	9.3	3.15
Consumers Bancorp, Inc.	CBKM	OH	565,187	0.16	9.38	1.03	11.23	3.61	71.5	51.8	1,723	9.5	97.7	9.2	2.86
US Metro Bank	USMT	CA	507,248	-	11.12	1.05	8.54	4.01	63.5	59.1	5,423	12.6	104.7	11.6	-
Community Bank of the Bay	CBYA.A	CA	491,389	0.18	11.10	0.89	7.60	4.23	65.6	59.4	1,557	15.8	115.6	12.8	-
Farmers and Merchants Bancshares, Inc.	FMFG	MD	434,506	0.49	11.28	1.09	9.87	3.68	63.1	54.0	1,738	11.6	110.2	12.4	2.85
River Valley Community Bancorp	RVCB	CA	419,308	-	9.07	0.89	10.49	3.26	59.4	45.7	1,621	12.0	120.2	10.9	-
Quaint Oak Bancorp, Inc.	QNTO	PA	293,820	0.94	8.43	0.88	10.07	3.22	71.3	27.9	698	11.9	115.2	9.7	2.53

Source: S&P Global Market Intelligence

(1) LTM Core ROAA and ROAE defined by S&P Global Market Intelligence.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Precedent Transaction Analysis” is hereby supplemented by deleting the table at the top of page 47 (Southeast Transactions) of the Proxy Statement and replacing it with the following:

			Transaction Price/
		Announce	LTM Earnings	TBV	Assets	Premium/ Core Deposits
Buyer Name/ Target Name	Target State	Date	(x)	(%)	(%)	(%)
SmartFinancial, Inc./Progressive Financial Group, Inc.	TN	10/29/19	27.0	124.9	14.2	4.2
Reliant Bancorp, Inc./First Advantage Bancorp	TN	10/23/19	17.9	152.3	16.8	9.8
Banco de Credito e Inversiones SA/Executive Banking Corp.	FL	09/25/19	22.2	176.2	16.5	9.5
Reliant Bancorp, Inc./Tennessee Community Bank Holdings, Inc.	TN	09/16/19	15.4	144.0	15.3	7.3
First Community Bankshares, Inc./Highlands Bankshares, Inc.	VA	09/11/19	25.0	155.2	15.2	7.3
Community First Bancshares, Inc. (MHC)/ABB Financial Group, Inc.	GA	08/20/19	14.9	158.1	13.1	9.4
First Financial Banc Corp./First National Corp. of Wynne	AR	07/25/19	12.7	153.6	18.4	9.0
First Bancshares, Inc./First Florida Bancorp, Inc.	FL	07/22/19	17.3	176.6	18.7	13.7
Carolina Financial Corp./Carolina Trust BancShares, Inc.	NC	07/15/19	21.8	162.4	16.2	9.7
Blue Ridge Bankshares, Inc./Virginia Community Bankshares, Inc.	VA	05/14/19	21.7	182.4	17.8	9.7
BancorpSouth Bank/Summit Financial Enterprises, Inc.	FL	03/05/19	14.3	173.1	21.3	11.5
United Community Banks, Inc./First Madison Bank & Trust	GA	02/05/19	11.4	171.5	20.1	14.2

Source: S&P Global Market Intelligence

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Precedent Transaction Analysis” is hereby supplemented by deleting the table at the bottom of page 47 (U.S. Transactions) of the Proxy Statement and replacing it with the following:

				Transaction Price/
			Transaction Value	LTM Earnings	TBV	Assets	Premium/ Core Deposits
Buyer Name/ Target Name	Target State	Announce Date	($mm)	(x)	(%)	(%)	(%)
Reliant Bancorp, Inc./First Advantage Bancorp	TN	10/23/19	124.0	17.9	152.3	16.8	9.8
Centreville Bank/PB Bancorp, Inc.	CT	10/22/19	115.5	25.4	147.8	21.5	NA
Community Bank System, Inc./Steuben Trust Corp.	NY	10/21/19	108.8	15.4	170.8	18.9	11.6
Glacier Bancorp, Inc./State Bank Corp.	AZ	09/30/19	135.3	15.6	212.7	19.9	NA
Banco de Credito e Inversiones SA/Executive Banking Corp.	FL	09/25/19	75.0	22.2	176.2	16.5	9.5
First Financial Bankshares, Inc./TB&T Bancshares, Inc.	TX	09/19/19	207.6	19.4	297.1	33.3	28.0
First Community Bankshares, Inc./Highlands Bankshares, Inc.	VA	09/11/19	93.2	25.0	155.2	15.2	7.3
Associated Banc-Corp/First Staunton Bancshares, Inc.	IL	07/25/19	76.3	16.7	126.9	14.1	4.1
Wintrust Financial Corp./SBC, Inc.	IL	07/25/19	90.5	12.3	180.4	15.2	9.5
South Plains Financial, Inc./West Texas State Bank	TX	07/25/19	76.1	15.9	147.0	17.7	6.8
First Bancshares, Inc./First Florida Bancorp, Inc.	FL	07/22/19	84.3	17.3	176.6	18.7	13.7
Carolina Financial Corp./Carolina Trust BancShares, Inc.	NC	07/15/19	100.1	21.8	162.4	16.2	9.7
ACNB Corp./Frederick County Bancorp, Inc.	MD	07/02/19	62.3	21.8	172.2	14.1	8.3
Nicolet Bankshares, Inc./Choice Bancorp, Inc.	WI	06/27/19	72.1	14.5	201.6	16.7	19.5
BancFirst Corp./Pegasus Bank	TX	04/24/19	122.0	17.1	258.6	19.6	13.9
ChoiceOne Financial Services, Inc./County Bank Corp	MI	03/25/19	89.0	12.9	150.5	14.4	5.7
Liberty Bank/SBT Bancorp, Inc.	CT	03/21/19	71.4	17.3	203.2	14.9	9.2
BancorpSouth Bank/Summit Financial Enterprises, Inc.	FL	03/05/19	100.3	14.3	173.1	21.3	11.5
German American Bancorp, Inc./Citizens First Corp.	KY	02/21/19	68.1	14.2	148.5	14.3	6.8
Community Bank System, Inc./Kinderhook Bank Corp.	NY	01/22/19	93.2	17.1	184.3	14.7	9.1

Source: S&P Global Market Intelligence

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Merger Premium Analysis” is hereby supplemented by replacing the second sentence of the first paragraph under such heading on page 48 of the Proxy Statement with the sentence below:

The 36 companies and premiums included in our premium analysis are listed in the table below and include all transactions announced with selling banks and thrifts with total assets less than $1.0 billion and with common stock listed on the NASDAQ and over-the-counter exchanges at the time of announcement.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Merger Premium Analysis” is hereby supplemented by deleting the table under such heading on page 48 of the Proxy Statement and replacing it with the following:

	Buyer Name / Target Name	One-Day Merger Premium
1	BV Financial, Inc. (MHC)/MB Bancorp, Inc.	-3.9
2	Citizens Financial Services, Inc./MidCoast Community Bancorp, Inc.	2.6
3	Banner Corp./AltaPacific Bancorp	3.5
4	Santa Cruz County Bank/Lighthouse Bank	8.3
5	1st Constitution Bancorp/Shore Community Bank	11.0
6	ChoiceOne Financial Services, Inc./County Bank Corp	11.9
7	ConnectOne Bancorp, Inc./Bancorp of New Jersey, Inc.	12.6
8	FCN Banc Corp./DSA Financial Corp.	13.2
9	Heritage Commerce Corp/Presidio Bank	17.6
10	German American Bancorp, Inc./Citizens First Corp.	17.8
11	Bank of Southern California, National Association/CalWest Bancorp	17.8
12	Investors Bancorp, Inc./Gold Coast Bancorp, Inc.	21.8
13	First Citizens BancShares, Inc./First South Bancorp, Inc.	22.3
14	First Community Bankshares, Inc./Highlands Bankshares, Inc.	22.5
15	Reliant Bancorp, Inc./First Advantage Bancorp	23.6
16	Glacier Bancorp, Inc./State Bank Corp.	25.8
17	Heartland Financial USA, Inc./Blue Valley Ban Corp.	32.2
18	Centreville Bank/PB Bancorp, Inc.	33.2
19	Cambridge Bancorp/Wellesley Bancorp, Inc.	37.0
20	Lewis & Clark Bank/Clatsop Community Bank	37.1
21	Community Bank System, Inc./Steuben Trust Corp.	39.2
22	Carolina Financial Corp./Carolina Trust BancShares, Inc.	39.4
23	First Financial Corp./HopFed Bancorp, Inc.	40.8
24	ACNB Corp./Frederick County Bancorp, Inc.	41.5
25	Nicolet Bankshares, Inc./Choice Bancorp, Inc.	43.8
26	Liberty Bank/SBT Bancorp, Inc.	44.3
27	OceanFirst Financial Corp./Country Bank Holding Co., Inc.	44.6
28	First Waterloo Bancshares, Inc./Best Hometown Bancorp, Inc.	48.6
29	Corporate America Family Credit Union/Ben Franklin Financial, Inc.	57.4
30	Blue Ridge Bankshares, Inc./Virginia Community Bankshares, Inc.	59.4
31	Teachers Credit Union/New Bancorp, Inc.	67.2
32	BayCom Corp/Grand Mountain Bancshares, Inc.	70.0
33	Central BanCo., Inc./Liberty Bancorp, Inc.	73.2
34	Community Bank System, Inc./Kinderhook Bank Corp.	74.4
35	Columbia Financial, Inc. (MHC)/Stewardship Financial Corp.	77.0
36	C&F Financial Corp./Peoples Bankshares, Inc.	94.3

	Median	35.1
	25th Percentile	17.8
	75th Percentile	45.6

	First Bancshares / SGB	59.1

Sources: S&P Global Market Intelligence, Merger Agreement

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Net Present Value Analyses of SGB” is hereby supplemented by adding the following as a new fourth sentence following the number 130% on page 49 of the Proxy Statement:

BSP selected these price to earnings and tangible book value multiples based on BSP’s review of, among other matters, the trading multiples of selected companies that BSP deemed to be comparable to SGB.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Net Present Value Analyses of First Bancshares” is hereby supplemented by adding the following as a new third sentence following the number 180% on page 49 of the Proxy Statement:

BSP selected these price to earnings and tangible book value multiples based on BSP’s review of, among other matters, the trading multiples of selected companies that BSP deemed to be comparable to First Bancshares.

The disclosure under the heading “THE MERGER—Opinion of SGB’s Financial Advisor—Summary of Merger Consideration and Implied Transaction Metrics—Net Present Value Analyses of Pro Forma First Bancshares” is hereby supplemented by adding the following as a new fifth sentence following the number 180% on page 50 of the Proxy Statement:

BSP selected these price to earnings and tangible book value multiples based on BSP’s review of, among other matters, the trading multiples of selected companies that BSP deemed to be comparable to First Bancshares.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on SGB’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of SGB’s business into First Bancshares, (5) the failure to obtain the necessary approval by SGB’s shareholders, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by First Bancshares to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of SGB’s operations into the operations of First Bancshares will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Bancshares’s issuance of additional shares of its common stock in the Merger transaction, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in SGB’s Annual Report on Form 10-K for the year ended December 31, 2018, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in First Bancshares’s Annual Reports on Form 10-K for the year ended December 31, 2018, and other documents subsequently filed by SGB and First Bancshares with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither SGB nor First Bancshares undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K or any related documents, SGB and First Bancshares claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the merger and Where to Find It

In connection with the proposed Merger, First Bancshares has filed with the SEC a registration statement on Form S-4 to register the shares of First Bancshares’s capital stock to be issued in connection with the merger, as amended on February 18, 2020. The registration statement was declared effective by the SEC February 19, 2020. The registration statement includes the Proxy Statement. SGB commenced mailing the Proxy Statement to shareholders on or about February 21, 2020.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FIRST, SGB AND THE PROPOSED MERGER.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related Proxy Statement, as well as other documents filed with the SEC by First Bancshares and SGB through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by First Bancshares will also be available free of charge by accessing First Bancshares’s website at https://www.thefirstbank.com/ under the menu item “Investor Relations”, then under the heading “Documents” and then under the heading “SEC Filings” or by directing a written request to First Bancshares, Inc., 6480 U.S. Highway 98 West, Hattiesburg, Mississippi 39402 Attn: Corporate Secretary, Chandra Kidd. First Bancshares’s telephone number is (601) 268-8998. Documents filed with the SEC by SGB will also be available free of charge by accessing SGB’s website at https://www.sgb.bank/ under the heading “Investor Relations” or by directing a written request to Southwest Georgia Financial Corporation, 25 Second Avenue, S. W., Moultrie, Georgia 31768, Attn: EVP and Chief Administrative Officer, Donna Lott. SGB’s telephone number is (229) 985-1120.

Participants in the Transaction

SGB, First Bancshares and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SGB in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement regarding the proposed transaction which was filed with the SEC on February 20, 2020. Additional information about SGB and its directors and officers may be found in the definitive proxy statement of SGB relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Additional information about First Bancshares and its directors and officers may be found in the definitive proxy statement of First Bancshares relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 3, 2019. The definitive proxy statements can be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

Dated: March 18, 2020	By:	/s/ T. Garrett Westbrook
	Name:	T. Garrett Westbrook
	Title:	VICE PRESIDENT AND CONTROLLER (PRINCIPAL FINANCIAL OFFICER)